MARATHON PARTNERS

EQUITY MANAGEMENT, LLC

Mario D. Cibelli
Managing Member

One Grand Central Place
60 East 42nd St., Suite 2306
New York, NY 10165
ph 212.490.0399
fx 212.937.3115
MarathonPartners.com

February 27, 2018

Mr. Frank Martire
Chairman of the Board of Directors
J. Alexander's Holdings, Inc.
3401 West End Avenue, Suite 260
Nashville, Tennessee 37203

Dear Chairman Martire:

As you know, we wrote to the Board of Directors (the "Board") of J. Alexander's Holdings, Inc. ("J. Alexander's" or the "Company") on three occasions to express our deep concerns regarding the 99 Restaurants, LLC ("99 Restaurants") proposed merger (the "Transaction"), which we viewed as destructive to shareholder value and therefore not in the best interests of the Company's shareholders. In the wake of the Transaction being voted down by the majority of disinterested shareholders, and ultimately terminated, we believe it is time for the Board to assess options that serve to benefit all shareholders.

In our view, the past seven months have helped to highlight the numerous conflicts of interest that have tainted decision-making in the J. Alexander's boardroom. In light of shareholders' concerns regarding these pervasive conflicts, which were also shared by the two leading independent proxy advisory firms Glass Lewis & Co., LLC and Institutional Shareholder Services Inc., and combined with the Company's chronic share price underperformance, we believe significant change is required now. It is time to demonstrate to your unaffiliated shareholders that the Board is fully committed to take the steps required to unlock and enhance the Company's intrinsic value.

We recommend the following courses of action for J. Alexander's:

1. Hire an independent adviser to evaluate strategic alternatives designed to maximize shareholder wealth, including a potential sale of the Company; and,

2. Add new, truly independent directors to the Board to oversee the strategic review and reduce the predisposed, conflicted influence of those who are affiliated with William P. Foley II ("William Foley" or "Mr. Foley") or related entities.

Disinterested shareholders, who own the vast majority of J. Alexander's, recognized the conflicted Board process, problematic valuation, and lack of synergies with the 99 Restaurants Transaction and voted to reject it at the Company's recent special meeting of shareholders. We believe the rejection of a Board-recommended Transaction by disinterested shareholders is essentially a vote for a broader review of strategic alternatives, including a potential sale of the Company through a fair and open process. We therefore urge the Board to form a special committee and engage an independent investment bank, other than Stephens Inc., to explore strategic alternatives. We also believe the Board should act upon the clear signal sent by shareholders to appoint new, independent directors to bring a fresh perspective and oversee the strategic alternatives process.

We do not see any obstacles which would prevent the Board from embracing these actions, and we believe such steps would be well-received by shareholders.

Chronic Stock Price Underperformance

J. Alexander's has become an orphaned company in the public markets. Since J. Alexander's September 29, 2015 spin-off, closing at $9.73, it has underperformed many peers and various equity indices. From its inception as a public company, J. Alexander's has returned 8.4% while the S&P 500 Total Return Index and S&P 500 Total Return Restaurant Index have returned 55.2% and 36.6%, respectively. With the shares trading at approximately $10.50, shareholders have suffered nearly two and a half years of extremely low returns. We view this underperformance as unacceptable given the quality of J. Alexander's business, its substantial real estate holdings, and the discount to intrinsic value its shares fetch in the public markets. Ironically, shareholders have paid handsomely for the financial acumen and expertise of Mr. Foley through the advisory role of Black Knight Advisory Services ("BKAS"), and thus far have received zero return from paying 3% of EBITDA to BKAS in fees annually.

Chairman's Accountability to Shareholders

As we have pointed out in our previous letters, the entire Board is or was affiliated with entities controlled by or affiliated with William Foley. We continue to be highly concerned that the desire to favor Mr. Foley's interests above those of shareholders takes precedence with Board members.

Given the widespread conflicts of interest and share price underperformance, we believe the role of Chairman takes on even greater importance. The Chairman is the last line of defense in protecting the best interests of outside shareholders. Given your presence on high-profile boards, such as Fidelity National Information Services, Inc. ("FIS"), we are confident that you possess a high level of financial sophistication and that you fully appreciate the responsibility of serving as a fiduciary. As such, we struggle to understand how you could have blessed such a conflicted, ill-advised, and poorly timed Transaction involving 99 Restaurants.

We do not doubt that if an outside entity sought voting control of FIS without paying shareholders a substantial premium, such a transaction would be rejected outright rather than being put in front of shareholders for a vote at great cost and effort. In our view, treating J. Alexander's any differently due to its small size versus other boards you sit on is unjustifiable.

Mr. Foley does not have a fiduciary obligation to J. Alexander's shareholders. Notwithstanding Mr. Foley's role as advisor to the Company, he acted exactly as one would expect by seeking the best possible price and maximum benefit for an asset he desired to sell. In a situation such as this, we believe the role of Chairman is critical in protecting outside shareholders from conflicts of interest that may serve to destroy owner wealth or delay its arrival. Further, it is also the responsibility of the Chairman to set strategies designed to grow the value of the Company for its shareholders. On these two absolutely critical points, we believe it is clear that you have not been a strong fiduciary for the shareholders of J. Alexander's. We believe it is time for you to step up to the kind of leadership role your title and this situation demands.

Unlocking Value for Shareholders through Strategic Alternatives

We believe a full review of strategic alternatives to unlock shareholder value is in order. Given how existing conflicts of interest may discourage transactions that benefit shareholders, we believe new additions to the Board are required to ensure fairness for all shareholders. We are concerned with the complacency of the Board and the lack of proper checks and balances of a well-rounded group. Additional independent directors, free from allegiance to Foley-related entities, should be appointed to correct this imbalance. These candidates, if appointed, would serve a fundamental goal of navigating J. Alexander's away from strategies focused on benefiting insider interests and toward the maximization of value for all shareholders.

In our view, J. Alexander's potential for growth, balance sheet optionality, and opportunity for margin improvement should garner strong interest from outside buyers. We are confident that a full and open auction process held by a properly incentivized investment bank would yield multiple parties who understand the unique value of J. Alexander's concepts. We believe this process would produce a valuation significantly higher than the $11 used by the Board in valuing the Company in the proposed 99 Restaurants Transaction, and serve to close the gap between the public and private value of the Company. Similar transactions, such as the recently announced privatization of Fogo de Chão, Inc., support this notion. We believe the message to the Board from disinterested shareholders is quite clear; and further, we believe all outside shareholders, irrespective of their views of the Transaction, would be in general agreement that a review of alternatives would serve to better their interests.

We urge you, as our Chairman, and the entire Board to treat all inbound inquiries to the Company, should they come, fairly and with the same vigor as you did for the 99 Restaurants proposal. This situation demands thoughtful and wise leadership and we implore you to chart a new course of action designed to enhance shareholder value. We believe it is imperative that you focus on furthering the best interests of outside shareholders, and in doing so, we are confident that you will conclude our recommendations are more than reasonable.

We look forward to hearing your and the Board's plans for addressing the issues that we have discussed in this letter. Please let us know if we can be of any assistance.

Sincerely,

Mario D. Cibelli
Managing Member